EXHIBIT 20

For Immediate Release	September 27, 2018

BOWL AMERICA REPORTS 2019 FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share of $.59 for its fiscal year ended June 30, 2019, compared to $.73 in the prior fiscal year ended July 1, 2018. Per share earnings for the fiscal 2019 fourth quarter were $.05, compared to $.10 in the fiscal 2018 fourth quarter.

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The Company believes that good weekend weather during in the fiscal 2019 fourth quarter contributed to a decrease in traffic. Fiscal 2019 reflects the first full year under the 21% federal tax rate and the first year of the FASB required change reclassifying unrealized gain or loss on securities to current earnings from Stockholders’ Equity. Fiscal 2018 included a one time tax benefit of approximately $.13 per share and a blended corporate tax rate of 27.5% for the 2018 fiscal year.

The Company did not renew its lease on Bowl America Manassas, a non-producing center which closed July 28, 2019, leaving only one leased bowling center. One-time expenses associated with the exit from the location after 60 years will negatively impact the first quarter of fiscal 2020.

A more detailed explanation of results is available in the Company’s Form 10-K filing available through the website www.bowlamericainc.com. Bowl America operates 17 bowling centers and its Class A common stock trades on the NYSE American under the symbol BWLA.

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BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Thirteen	Fifty-two	Fifty-two
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	06/30/19	07/01/18	06/30/19	07/01/18
Operating Revenues
Bowling and other	$3,639,410	$3,829,858	$17,140,472	$17,486,194
Food, beverage and merchandise sales	1,567,056	1,682,532	7,278,154	7,284,690
	5,206,466	5,512,390	24,418,626	24,770,884
Operating expenses excluding depreciation and amortization	4,947,073	4,754,199	20,219,406	19,805,533
Depreciation and amortization	263,536	233,970	982,760	946,106
(Loss) gain on disposition of assets	(1,359)	(3,306)	(1,359)	(3,306)
Interest, dividend and other income	105,795	94,935	403,534	387,531
Change in value of investments	157,164	-	331,149	-
Earnings (loss) before taxes	257,457	615,850	3,949,784	4,403,470

Net Earnings	246,106	551,260	3,049,172	3,785,985
Comprehensive Earnings	$246,106	$420,933	$3,049,172	$3,406,742

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.05	.10	.59	.73

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SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	06/30/19	07/01/18
ASSETS
Total current assets including cash and short-term investment of $703 and $1,341	$9,433	$9,426
Property and other assets	18,956	19,483
TOTAL ASSETS	$28,389	$28,909

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,065	$3,096
Deferred tax and other liabilities	1,404	1,329
Stockholders' equity	23,920	24,484
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,389	$28,909